FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        June, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   June 25, 2004

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 24, 2004	NEWS RELEASE 04-14	MAE - TSE MNG - AMEX

Miramar Continues to Upgrade & Expand the Boston Deposit at Hope Bay
       — Deep Drilling Yields High Grades; Better than Expected Results from Resource Confirmation Drilling —

VANCOUVER — Miramar Mining Corporation today announced very positive results from its drilling program at the Boston Deposit, at the south end of the Hope Bay belt. These results enhance the existing resource at Boston and continue to demonstrate the excellent potential for a significant resource expansion to depth.

“Miramar believes that the Boston deposit will be able to support the development of long term gold production,” said Tony Walsh, Miramar’s President & CEO. “The current drill program at Boston has two objectives: firstly to upgrade the confidence on the inferred resource immediately below the existing ramp, and secondly to continue to develop the depth potential of this major gold system. These latest drill results go a long way to meeting both objectives. The shallower drilling is returning better than expected results while the deeper drilling continues to demonstrate the strength and depth extent of this major gold system.”

Highlights of the recent drilling are set out below. Full results are included in the table attached to this news release.

Highlights of Boston Drill Results

Drill hole	Target	From (m)	To (m)	Intercept (m)	Gold Grade (g/t)
S04-300W	Depth Extension	918.7	924.5	5.8	7.1
Including		918.7	920.0	1.3	17.6

S04-301*	Depth Extension	1,099.7	1,102.5	2.8	32.7
Including		1,100.0	1,101.8	1.8	50.0

S04-304	Resource Infill	410.6	417.2	6.6	21.7
Including		412.2	415.1	2.9	47.4

S04-308A	Resource Infill	304.4	327.8	23.4	7.3
Including		323.3	324.7	1.4	33.9
And		359.4	360.4	1.4	21.1

S04-309	Resource Infill	374.4	386.4	12.4	9.3
Including		374.4	380.0	5.6	18.7

S04-310*	Depth Extension	664.5	674.8	10.3	8.7
Including		665.0	674.0	9.0	9.9

* Partial results; additional assays pending

The drilling at Boston is being undertaken as part of Miramar’s overall strategy to develop significant long life gold production at Hope Bay through the initial development of a high grade, low capital and low operating cost gold mine at Doris North. Miramar’s objective is to extend the operating life of the Doris North mine by developing the Boston deposit and then expanding production through a large scale open pit/underground mine at Madrid. To this end, Miramar is permitting Doris North for production, and conducting in-fill drilling and economic studies at Boston and Madrid. Further drilling, economic studies and permitting will be required for the Boston and Madrid deposits before a production decision can be made.

The Boston deposit currently has measured and indicated resources of 687,000 ounces at a grade of 15.4 g/t gold plus an additional inferred resource of 901,000 ounces at a grade of 10.9 g/t gold. These resources are accessed by decline to a depth of approximately 220m below surface, providing rapid development options for the core of the deposit.

Boston Deep Drilling

On May 17, 2004 Miramar reported the results for two deep drill holes completed at Boston, including S04-298, which intersected 5m averaging 9.9g/t gold. Since then, four additional, wide-spaced drill holes have been completed below the existing resource at Boston, and two further holes are in progress. Only partial assays are available for two of the holes: S04-301 and S04-310. All the completed holes encountered broad zones of alteration and quartz veining, with significant gold values that demonstrate the scale of the Boston mineralizing system. This deep drilling program is contributing to a much better understanding of the geologic model developed for Boston from the first deep drill program completed in 2003.

Hole S04-301 is the master/pilot hole that is to be used for the drilling of multiple offsets on approximately 100m centres around and above the exceptional 2003 intercept of 54.9g/t gold over 9m in hole S03-293. S04-301 intercepted a high grade zone at a depth of approximately 1,000m below surface averaging 32.7g/t gold over 2.8m, including 50.0g/t gold over 1.8m, with abundant visible gold. Miramar has now commenced the drilling of the first offset from the master hole and plans a number of offsets on approximately 100m centres from this hole.

Holes S04-300W, -303 and -310 are part of a pattern of widely spaced holes designed to provide a preliminary evaluation of the area south of the master-hole drill pattern, and intercepted the target horizon at approximately 500-600m below surface. The good grades and thicknesses of these intercepts demonstrate the excellent potential to extend the Boston resources to depth, beyond the limits of the current resource.

Between the 2003 drilling and the new 2004 results, drilling has demonstrated mineralization over a vertical depth of more than 1,200m and over a strike length in excess of 750m.

Resource In-fill Drilling

Currently 80% of the total Boston resource lies within 330m of surface and 85% of the measured and indicated resource lies within 250m of surface. In April 2004, Miramar commenced a two-year program to upgrade the confidence in the inferred resource below the level of the existing ramp, at depths of 250-400m below surface. Approximately 15 holes are planned for 2004 to reduce spacing in this area to approximately 50m centres, and this work will continue in 2005 with a program of surface and underground drilling.

To date, 8 holes have been completed and 2 are currently in progress; complete assays are available for the 5 holes announced today. Assays for three holes, S04-311 to -313, are pending.

Holes S04-302, -304, -306, -308A, -309, -311, -312 and -313 were drilled approximately 250-350m below surface. Each hole intercepted multiple zones of alteration, quartz veining and sulphide mineralization, typical of the Boston deposit at shallower levels, and the five holes for which assays are available contained significant associated gold values.

Holes S04-305 and -307 were abandoned due to technical issues and restarted.

Overall, the results of the in-fill drilling exceed expectations and are expected to improve on the previously defined resource since results are generally better than the surrounding holes and several intercepts are outside the previously defined resource blocks. Thus far, Miramar believes that these results may improve the resource in the areas drilled to date. Drilling continues and additional results will be released as warranted.

Miramar Mining Corporation

Miramar is a well financed Canadian gold mining company that controls two of the largest undeveloped gold deposits in Canada. The Hope Bay project in Nunavut is 100% owned by Miramar, extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar also has an option to earn a 60% interest in the prospective Back River Project in Nunavut, containing the George and Goose Lake gold deposits.

Miramar is working towards completing resource upgrades for the Boston deposit that will support economic studies to evaluate the development of Boston as a mining centre. Miramar’s goal is to truck ore mined at Boston by winter road to the processing facilities currently being permitted for development at Doris North, extending the operating life of these facilities. Miramar is also working to delineate the substantial resources at Madrid, especially in the Naartok-Perrin zone, with the goal of supporting the development of a large scale open pit/bulk underground mining operation that would see the ore processed through an expanded process facility at Doris North. All of these options for extending and expanding the mine life would be subject to completion of additional drilling, economic studies and permitting processes.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President Exploration for Miramar Mining Corporation.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

MIRAMAR MINING CORPORATION'S HOPE BAY PROJECT
Table of Assay Results to Accompany News Release Dated June 24, 2004

Hole-ID	Target	From (m)	To (m)	Core Length (m)*	Gold Grade (g/t)

S04-300W	Depth	918.7	924.5	5.8	7.1
Including	Extension	918.7	920.0	1.3	17.6
Including		922.1	923.1	1.0	11.0
And		989.3	990.5	1.2	6.5
And		1,028.2	1,030.3	2.1	4.6
Including		1,029.0	1,030.0	1.0	7.1

S04-301**	Resource	65.0	67.8	2.8	5.1
Including	Infill	65.0	66.0	1.0	13.3
And		920.3	922.8	2.5	1.9
And		1,099.7	1,102.5	2.8	32.7
Including		1,100.0	1,101.8	1.8	50.0
**additional	assays	pending

S04-302	Resource	234.0	239.1	5.1	9.8
Including	Infill	235.0	239.1	4.1	11.5
And		263.7	271.0	7.3	1.6
Including		263.7	264.4	0.7	6.4
And		426.6	433.1	6.5	2.4
Including		432.3	432.8	0.5	7.8
And		479.1	481.3	2.3	3.6

S04-303	Depth	476.3	477.3	1.0	4.2
And	Extension	689.5	690.3	0.8	17.3
And		779.0	780.0	1.0	30.2
And		862.7	865.7	3.0	1.7

S04-304	Resource	89.8	90.8	1.0	7.1
Including	Infill	89.8	90.4	0.6	11.3
And		287.4	288.0	0.6	6.3
And		290.2	291.0	0.8	5.1
And		297.5	298.0	0.5	8.3
And		410.6	417.2	6.6	21.7
Including		412.2	415.1	2.9	47.4
And		433.9	435.3	1.4	5.9
Including		434.6	435.3	0.7	10.6
And		471.5	473.1	1.6	8.1

Hole-ID	Target	From (m)	To (m)	Core Length (m)*	Gold Grade (g/t)

S04-305	Abandoned	82.3	82.8	0.5	8.0
And		90.1	92.9	2.8	3.9
Including		91.5	92.9	1.4	6.1
And		112.1	113.9	1.8	3.5
And		131.5	132.4	0.9	6.8

S04-306	Resource	168.8	174.2	5.4	2.9
Including	Infill	170.0	171.0	1.0	10.3
And		245.3	247.0	1.7	2.4
And		275.0	278.0	3.0	1.6
And		287.0	296.5	9.5	4.4
Including		287.0	288.0	1.0	8.3
Including		292.3	293.4	1.1	21.2
And		325.9	333.0	7.1	7.4
Including		327.4	328.6	1.2	34.0
And		375.2	376.0	0.8	5.7

S04-307	Abandoned

S04-308A	Resource	167.3	167.9	0.6	8.9
And	Infill	179.0	180.4	1.4	4.6
And		217.5	218.9	1.4	4.5
Including		218.3	218.9	0.6	9.6
And		235.6	236.2	0.6	12.1
And		304.4	327.8	23.4	7.3
Including		323.3	324.7	1.4	33.9
And		359.0	360.4	1.4	21.1

S04-309	Resource	16.7	20.0	3.3	3.0
And	Infill	153.2	153.9	0.7	12.9
And		189.6	191.0	1.4	23.1
Including		189.6	190.5	0.9	36.2
And		214.1	215.5	1.4	5.9
And		347.0	348.0	1.0	6.8
And		374.0	386.4	12.4	9.3
Including		374.4	380.0	5.6	18.7
And		404.2	405.2	1.0	19.4

S04-310**	Depth	664.5	674.8	10.3	8.7
Including	Extension	665.0	674.0	9.0	9.9
**additional	assays	pending

Intercepts are reported at a 1g/t cut-off, with the higher grade inclusions reported at a 5g/t cut-off, with a maximum 2m inclusion of material below cut-off.